Exhibit 99.4

CONSENT OF AUTHOR

Re:	Technical Report entitled Fortuna Silver Mines Inc.: Lindero Property, Salta Province, Argentina (the “Report”) dated effective October 31, 2017, prepared for Fortuna Silver Mines Inc. (the “Company”)

I am a co-author of the Report and, pursuant to National Instrument 43-101:

1.	I consent to the public filing of the Report by the Company and to the inclusion of extracts from, or a summary of the Report, in the news release issued by the Company on September 21, 2017; and

2.	I confirm that I have read the said news release and that it fairly and accurately represents the information in the Report.

Dated the 2nd day of November, 2017.

“Geoff Allard”
Geoff Allard, PE